







Darnell Jones

Entrepreneur

Dallas/Fort Worth Area

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POWERHANDZ Inc

Colorado Mesa University

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500+ connections

Experience

Founder
POWERHANDZ Inc
Dec 2013 – Present · 4 yrs 9 mos
Worldwide

POWERHANDZ manufactures and distributes performance-enhancing athletic training products for all athletes and training enthusiasts.

Founder
TUKZ Underwear LLC
Jan 2012 – Nov 2014 · 2 yrs 11 mos
Dallas Texas

TUKZ undergarments LLC, manufactures and distributes patent pending undergarments used assist in keeping shirts nice and neatly tucked in.

Region Sales Manager
Olive Medical Corp
May 2012 – Sep 2014 · 2 yrs 5 mos
Dallas TX

Olive Medical specializes in manufacturing and distributing high-definition endoscopic visualization equipment.

Wolfe Tory Medical, Inc.

Regional Sales Manager
Wolfe Tory Medical, Inc.
Jan 2008 – May 2012 · 4 yrs 5 mos
Salt Lake City, Utah

Wolfe Tory Medical manufactures medical devices for Critical Care, Trauma, Anesthesia, Emergency, Endoscopy and Pediatrics.

Utah Eaglez of the Continental Basketball

Professional Basketball Player
Utah Eaglez of the Continental Basketball Association
Mar 2006 – Apr 2007 · 1 yr 2 mos
Greater Salt Lake City Area

The Utah Eaglez were a member of the former Continental Basketball Association.





Basketball Associatio

Education

Colorado Mesa University

Colorado Mesa University
Bachelors, Health
2004 – 2006

Utah Valley University

Utah Valley University
Associate, Arts
2002 – 2004

Skills & Endorsements

Leadership · 99

Endorsed by **Jordan Green and 5 others who are highly skilled at this**

Endorsed by **4 of Darnell's colleagues at Olive Medical Corp**

Sales · 95

Endorsed by **GREG VALDEZ and 2 others who are highly skilled at this**

Endorsed by **4 of Darnell's colleagues at Olive Medical Corp**

Medical Devices · 93

Endorsed by **Pat Licata and 7 others who are highly skilled at this**

Endorsed by **8 of Darnell's colleagues at Olive Medical Corp**

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Recommendations

Received (0) Given (1)

Bron Austin Deal

Bron Austin Deal
Chief Operating Officer at Never Summer Nordic LLC
May 29, 2012, Darnell worked with Bron Austin but at different companies

I've had a chance to interact with Bron on several different occasions over the last 2 years and he's always had good ideas, work ethic and a strong willingness to help, which is why I offer my full support of him as a business professional.